SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)
Under the Securities Exchange Act of 1934
Catalyst Paper Corporation

(Name of Issuer)
Common Shares

(Title of Class and Securities)
14888T104

(CUSIP Number of Class of Securities)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐ .
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I .D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		121,934,761 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		132,004,974 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,004,974 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.58%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1A
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as an Exhibit
SIGNATURES

Explanatory Note
This Amendment No. 9 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 by TAM, Amendment No. 4 to the Schedule 13D filed on December 19, 2007 by TAM, Amendment No. 5 to the Schedule 13D filed on January 9, 2008 by TAM, Amendment No. 6 to the Schedule 13D filed on February 10, 2008 by TAM, Amendment No. 7 to the Schedule 13D filed on April 18, 2008 by TAM and Amendment No. 8 to the Schedule 13D filed on May 8, 2008 by TAM (the “Statement”) relating to the common shares (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
This Amendment No. 9 amends the Statement to reflect the material disposition of beneficial ownership of securities and the material decrease in the percentage of the Common Shares beneficially owned by certain investment advisory clients of TAM.
Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended in its entirety to read as follows:
Pursuant to instructions from various investment advisory clients of TAM, an aggregate of 3,824,509 Common Shares, or approximately 1.0% of the Company’s issued and outstanding Common Shares, were sold, due to account closings or pro-rata reductions in certain accounts. After giving effect to such non-discretionary sales, account closings and pro-rata reductions of Common Shares, TAM continues to exercise control or direction over 132,004,974 Common Shares as investment adviser to investment advisory clients. TAM is currently entitled to vote 121,934,761 of such Common Shares.
Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares. TAM has no present plans or proposals which relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 132,004,974 Common Shares, constituting approximately 34.58% of the 381,753,490 Common Shares outstanding as of September 12, 2008.
A. Third Avenue International Value Fund
(a)	Amount beneficially owned: 71,271,095 Common Shares.

(b)	Percent of class: 18.67%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 71,271,095

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 71,271,095

(iv)	Shared power to dispose or direct the disposition: 0
B. Third Avenue Management Separately Managed Accounts
(a)	Amount beneficially owned: 39,203,527 Common Shares.

(b)	Percent of class: 10.27%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 29,133,314

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 39,203,527

(iv)	Shared power to dispose or direct the disposition: 0
C. Third Avenue Small-Cap Value Fund
(a)	Amount beneficially owned: 21,530,352 Common Shares.

(b)	Percent of class: 5.64%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 21,530,352

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 21,530,352

(iv)	Shared power to dispose or direct the disposition: 0
D. Third Avenue Variable Series Trust
(a)	Amount beneficially owned: 0 Common Shares.

(b)	Percent of class: 0%

(c)	Number of Common Shares as to which TAM has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0
(c) TAM has effected the following transactions in the Common Shares during the last sixty days:

	Date of	Amount of Common	Price per Common	Where and
Transaction Effected By:	Transaction	Shares Involved	Share CAD	How Effected
Separately managed accounts	07/01/08	410,907	n/a	Closed account

Separately managed accounts	07/02/08	116,800	$1.1490	Pro-rata reduction

Separately managed accounts	07/02/08	333,200	$1.1490	Sell

Separately managed accounts	07/03/08	28,700	$1.1521	Pro-rata reduction

Separately managed accounts	07/03/08	81,800	$1.1521	Sell

Separately managed accounts	07/08/08	171,200	$1.0945	Sell

Separately managed accounts	07/29/08	351,100	$1.1200	Pro-rata reduction

Separately managed accounts	07/31/08	27,300	$1.1400	Pro-rata reduction

Separately managed accounts	08/08/08	201,300	$1.1407	Pro-rata reduction

Separately managed accounts	08/08/08	250,000	$1.1400	Pro-rata reduction

Separately managed accounts	08/11/08	10,400	$1.2307	Pro-rata reduction

Separately managed accounts	08/12/08	67,600	$1.2200	Pro-rata reduction

Separately managed accounts	08/27/08	449,000	$1.1500	Pro-rata reduction

Separately managed accounts	09/02/08	43,500	$1.1900	Pro-rata reduction

Separately managed accounts	09/03008	22,000	$1.2100	Pro-rata reduction

Separately managed accounts	09/08/08	34,300	$1.1308	Sell

Separately managed accounts	09/09/08	100,000	$1.0066	Sell

Separately managed accounts	09/10/08	350,000	$1.0500	Sell

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.
Item 7. Material to be Filed as an Exhibit
Item 7 of the Statement is hereby amended and supplemented by the filing of the following exhibits herewith:
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: September 15, 2008

THIRD AVENUE MANAGEMENT LLC
/s/ W. James Hall
Name:	W. James Hall
Title:	General Counsel